SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CERIDIAN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	41-1981625
(State of Incorporation or Organization)	(IRS Employer Identification No.)

3311 East Old Shakopee Road Minneapolis, Minnesota	55425
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration
of a class of securities pursuant to
Section 12(b) of the Exchange Act
and is effective pursuant to General
Instruction A.(c), please check the
following box. [X]	If this form relates to the registration
of a class of securities pursuant to
Section 12(g) of the Exchange Act
and is effective pursuant to General
Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:	N/A

Securities to be registered pursuant to Section 12(b) of the Act:	(If applicable)

Name of each exchange
Title of each class	on which each class is
to be so registered	to be registered

Rights to Purchase Class A Junior Participating Preferred Stock (pursuant to Rights Agreement dated as of November 6, 2001)	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1. Description of Securities To Be Registered.
Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX

Item 1. Description of Securities To Be Registered.

        On October 24, 2001, the Board of Directors of Ceridian Corporation (the “Company”) declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $.01 per share, of the Company (“Common Stock”). The distribution is payable to the stockholders of record at the close of business on November 9, 2001. Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of a series of the Company’s preferred stock designated as Series A Junior Participating Preferred Stock (“Preferred Stock”) at a price of $75.00 per one ten-thousandth of a share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and The Bank of New York, as Rights Agent (the “Rights Agent”), a copy of which is attached hereto as Exhibit 1.

        Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of at least 15% (20% in the case of certain institutional investors) of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company, or amounts less than 20% by certain institutional stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

        The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on November 9, 2011 (the “Expiration Date”), unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

        For example, at an exercise price of $75.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following any one of the events set forth in the preceding paragraph would entitle its holder to purchase $150.00 worth of Common Stock (or other consideration, as noted above) for $75.00. Assuming that the Common Stock had a per share value of $25.00 at such time, the holder of each valid Right would be entitled to purchase 6 shares of Common Stock for $75.00

        In the event that, on or at any time after a Stock Acquisition Date, the Company (i) engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and any shares of the Company’s Common Stock are changed into or exchanged for other securities or assets or (iii) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred, each holder of a Right (except as noted below) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring Company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

        Up to and including the tenth business day after a Stock Acquisition Date, the Company may redeem the rights in whole, but not in part, at a price of $0.001 per Right, rounded to the nearest $0.01, but not less than $0.01. Promptly upon the action of the Board of Directors of the Company electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 Redemption Price. However, for 180 days following an election of directors which results in a majority of the Board of Directors not being nominees of the prior Board of Directors in connection with certain attempted transactions, a decision by the Board of Directors to redeem the Rights may only be taken in accordance with certain procedures and standards designed to ensure that such decision is fair.

        At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one ten-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

        Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

        Each share of Common Stock of the Company outstanding at the close of business on November 9, 2001 will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. 50,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

        The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten business days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

        The Rights Agreement, dated as of November 6, 2001, between the Company and The Bank of New York as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2. Exhibits.

1.	Rights Agreement, dated as of November 6, 2001, between Ceridian Corporation and The Bank of New York as Rights Agent, including the Form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Ceridian Corporation on November 6, 2001).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 6, 2001	CERIDIAN CORPORATION

	By:	/s/ Gary M. Nelson Name: Gary M. Nelson Title: Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

1.	Rights Agreement, dated as of November 6, 2001, between Ceridian Corporation and The Bank of New York as Rights Agent, including the Form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Ceridian Corporation on November 6, 2001)